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                                                                       EXHIBIT 2
                 TRANSATLANTIC PETROLEUM CORP.      NEWS


TRANSATLANTIC'S YEAR END 2000 AND 1ST QUARTER 2001 RESULTS

FOR IMMEDIATE RELEASE

Calgary, Alberta (May 15, 2001) - TransAtlantic Petroleum Corp. (TSE:TNP.U) today reported consolidated revenues for the year ended December 31, 2000 of US$32.6 million compared to US$22.6 million for the year 1999. The net loss for year 2000 was US$2.9 million or US$(0.04) per share, compared to a consolidated net loss of US$2.9 million, or US$(0.05) per share, for 1999. Operating cash flow provided by operations in year 2000 was US$252,000, compared to cash used by operations of US$595,000 in year 1999. Weighted average shares outstanding were 78,209,970 and 61,685,180 shares for years 2000 and 1999, respectively.

Revenues from Nigeria and Egypt were US$27.8 million and US$4.1 million, respectively in year 2000. The increase in revenues of 46% included an increase of US$5.9 million from Nigerian crude oil sales and US$4.1 million in additional crude oil sales in Egypt. Although sales volumes in Nigeria decreased 24%, average prices over the two years increased US$10.42 per barrel to an average of US$28 per barrel for 2000. First oil sales from the Company's West Gharib Concession were recorded in the year 2000. The average price of the Company's crude oil sales in Egypt in year 2000 was US$23.25 per barrel.

Results of operations in year 2000 also included an extraordinary gain on extinguishment of debt of US$1.4 million and a US$2.6 million write-down of the Company's Egyptian oil and gas properties related to application of the full-cost ceiling test. The cost associated with exploration in its Central Sinai Concession in Egypt, which produced no proved reserves in 2000, principally contributed to the write-down. The Company's Nigerian production is operated under a service contract where all costs of field development are funded by the service contractor. In year 2000, the Company received no cash flow from production (and therefore no operating profit) and will not receive any cash flow from production until the contractor has recouped its capital investment, field operating costs and a financing fee.

RESULTS OF OPERATIONS  -- THREE MONTHS ENDED MARCH 31, 2001

The Company also reported first quarter revenues for the period ended March 31, 2001 of US$5,907,000 compared to US$7,929,000 for the year ago first quarter. The net loss for the quarter just ended was US$(976,000) or US$(0.01) per share, compared to a loss of US$(335,000), or US$(0.00) per share, for the same quarter last year. Cash used by operations in the first quarter of 2001 was US$650,000 compared to cash used by operations of US$ 419,000 in the comparable quarter in 2001. Weighted average shares outstanding were 81,236,473 for the quarter just ended compared to 74,871,729 common shares for the comparable quarter in 2000.

The decrease in first quarter revenues can be primarily attributed to the decrease in Nigerian oil revenue of US$2.0 million or 29%, of which US$1.9 million was lower production volume. The Company's Nigerian production decreased in its Ejulebe field- OML 109 concession to US$4,950,000 at an average crude oil price of US$21.23 per barrel, compared to US$21.48 per barrel in the first three months of 2000. Egyptian revenue of US$861,000 in

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the first quarter of 2001, represented an increase of 26% compared to the first three months of 2000 at an average price per barrel of US$17.45.

WORKING CAPITAL

As of March 31, 2001, the Company had negative working capital of US$2.8 million. The timing of positive future cash flow from the Company's projects is dependent on the maintenance of high crude oil prices, maintenance of minimum levels of production and the availability of additional capital to continue project development. The Company currently has no cash reserves to further any significant development of its existing projects. Additional funds are required for the Company's working capital as well as capital for the ongoing exploration and development activities. The Company is exploring alternative plans to raise the capital including private placements, business combinations or the sale of selected assets.

The Ejulebe No. 6 well, offshore Nigeria, is now scheduled to commence drilling about June 10th and is expected to accelerate production from the Ejulebe field. Current production from the Ejulebe field is 4,000 BOPD and is expected to increase to more than 6,000 BOPD once the Ejulebe No. 6 well starts production. All of the costs of the well will be financed by the Ejulebe field's service contractor and will be treated as operating costs under the service fee formula. The Company anticipates it will begin to realize net cash flow from the Ejulebe field in early 2002, provided the Ejulebe field production increases as expected and oil prices remain above $US20 per barrel (for Brent crude).

TransAtlantic is currently engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

TRANSATLANTIC PETROLEUM CONTACTS:
BARRY D. LASKER, PRESIDENT AND CHIEF EXECUTIVE OFFICER - (713) 626-9373 SCOTT LARSEN, ACTING CHIEF FINANCIAL OFFICER - (713) 626-9373
INTERNET: HTTP://WWW.TAPCOR.COM

This press release includes projections and other "forward-looking" statements. All statements other than statements of historical facts included in this press release, including statements regarding future events, are forward-looking statements. The statements involve risks that could significantly impact TransAtlantic Petroleum Corp. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that these projections will be achieved and actual results could differ materially from those projected. Important factors that could cause actual results to differ from the Company's expectations include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability and costs of drilling and other well services, fluctuations in oil and gas prices, government regulation and foreign political risks, as well as other risks.


(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)


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